UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2013

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, June 6 2013

Orange publishes its 2012 Corporate Social Responsibility Report

The report describes over 200 achievements and performance indicators covering the Group’s 4 CSR commitments: recognising and supporting its employees; ensuring transparency, quality, security and safety for its customers; making the benefits of the digital world accessible for the greatest number and, finally, finding innovative solutions for a greener world.

Orange maintained its commitment of responsible company, more than ever at the heart of its corporate strategy, resolutely focused on delivering customer satisfaction and creating value for all stakeholders.In 2012, its mobilisation efforts were illustrated notably in the area:

•

of human rights, by its contribution, as a founding member of the Telecommunications Sector's initiative “Industry Dialogue”, to defining shared guidelines to address the issues of freedom of expression and privacy rights;

•

of on line child protection, by the setting out of very practical commitments as part of its participation in the CEO Coalition “to make the Internet a better place for kids”;

•

of the fight against climate change, by the advances achieved in its vast IT and networks infrastructure modernisation project, illustrated among others by the opening of its new data center, in Normandy which has one of the highest energy-efficiency ratios in Europe.

•

of economic and social development of emerging countries by the participative innovation programmes it launched  in Africa

In 2013 Orange plans to intensify its efforts in term of CSR in particular

•

by spreading the works of the international Digital Society Forum, involving scientists and practitioners of various disciplines to follow the impacts of the digital immersion on the individual and collective behaviour,

•

by using stakeholder dialogue methods to identify the ecosystem and issues relating to a specific topic or area to create specific action plans or projects.

A responsible, audited approach with continuous improvement across the Group

Every year the Group asks one of its auditors, the firm Deloitte, to check on its progress. For the 2012 financial year the Group’s approach to CSR obtained the highest assurance, known as “reasonable” assurance1, and for 191 achievements featuring in the road maps, as well as 9 performance indicators presented in the report. 12 other indicators received “moderate” assurance. By giving an A+ rating the auditor certified that all the indicators listed in the Global Reporting Initiative (GRI) were completed.

For more information : Corporate Social Responsability (CSR) and CSR Report

for its compliance with the AA1000APS (2008) Standard

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2012 and has 170,000 employees worldwide at 31 March 2013, including 104 000 employees in France. Present in 32 countries, the Group has a total customer base close to 230 million customers at 31 March 2013, including 172 million mobile customers and 15 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development.

France Telecom (NYSE:FTE) is listed on NYSE Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press Contact:

Sylvie Duho – +33 1 44 44 93 93 – service.presse@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 6, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations